EXHIBIT 12
NABORS INDUSTRIES, LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Years Ended December 31,
	2009	2008	2007
Income (loss) from continuing operations before income taxes	$(162,071)	$731,254	$1,035,416
Less earnings (add losses) from affiliates, net of dividends	170,565	199,477	(8,392)
Add amortization of capitalized interest	5,312	7,100	5,129
Add fixed charges as adjusted	269,862	201,128	158,802

Earnings (1)	$283,668	$1,138,959	$1,190,555

Fixed charges:
Interest expense:

Interest on indebtedness	$173,103	$187,234	$144,555
Capitalized	28,821	29,769	34,564
Amortization of debt related costs (a)	92,936	9,484	10,364
Interest portion of rental expense	3,823	4,410	3,883

Fixed charges before adjustments (2)	298,683	230,897	193,366
Less capitalized interest	(28,821)	(29,769)	(34,564)

Fixed charges as adjusted	$269,862	$201,128	$158,802

Ratio (earnings divided by fixed charges before adjustments) (1)/(2)	.95 (b)	4.93	6.16

(a)	Includes deferred financing, discount and premium amortization.

(b)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges by approximately $15.0 million.